Exhibit 99.4

Getting Started This year’s annual meeting will be held virtually. You can participate online using your smartphone, tablet or computer. By participating online, you will be able to view a live audio webcast of the meeting, ask questions during the meeting and submit your votes in real time, provided that you are connected to the internet. As usual, you may also provide voting instructions before the meeting by completing the proxy or voting information form that has been provided to you. Please refer to the “Information about voting” section in the circular for further details. Important Notice for Non-Registered Holders: Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy may virtually attend as guests, but will not be able to vote or ask questions during the meeting. If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting information form and in the circular, in order to appoint and register yourself as proxy. If you are a non-registered shareholder located in the United States, you also need to obtain a valid legal proxy from your intermediary. Please see the “Information about voting” section in the circular for details. In order to participate online: Before the meeting: 1. Check that your browser for whichever device you are using is compatible. Visit telus.com/agm on your smartphone, tablet or computer. You will need the latest version of Chrome, Safari, Edge or Firefox. PLEASE DO NOT USE INTERNET EXPLORER. 2. All shareholders MUST register any 3rd party appointments at www.computershare.com/TELUSagm. Failure to do so will result in the appointee not receiving login credentials. Gather the information you need to access the online meeting: Meeting ID: Password: To log in, ﬁrst visit telus.com/agm and click “Launch webcast” at the top of the page in order to access the LUMI web platform that is hosting the virtual meeting, then you must have the following information: Registered Holders Click “Shareholder” and enter the 15 digit control number provided on your form of proxy provided by Computershare, which constitutes your username. Appointed Proxy Click “Shareholder” and enter the username provided by Computershare via email, provided your appointment has been registered. Guests You can also attend as a guest by clicking “Guest” and completing the online form. Guests can listen to the meeting, but cannot vote or ask questions. You will be able to log into the site from 7:30AM PT on May 7, 2021. VIRTUAL AGM USER GUIDE 01P31B 286-552-782 TELUS2021 (case sensitive)

01P32B When successfully authenticated, the info screen will be displayed. You can view company information, ask questions and watch the webcast. If you would like to watch the live audio webcast press the broadcast icon. If viewing on a computer, the webcast will appear at the side automatically once the meeting has started. When the Chair declares the ballot open: >> A voting icon will appear on your device and the resolution will be displayed. >> To vote, tap one of the voting options. Your response will be highlighted. A conﬁrmation message will appear to show your vote has been received. To change your vote, simply select another direction. If you wish to cancel your vote, please press Cancel. Please ensure that you are connected to the internet at all times to be able to vote. If you are not connected, your vote will not be recorded. It is your responsibility to ensure you stay connected for the duration of the meeting. NOTE: On some devices, in order to vote, you may need to minimize the webcast by selecting the arrow in the broadcast bar. Audio will still be available. To return to the webcast after voting, select the arrow again. Only registered shareholders or appointed proxyholders may ask questions during the meeting. If you would like to ask a question, select the messaging icon Questions sent via the virtual meeting online platform will be moderated before being sent to the Chair. For further details about asking questions, including the option for registered shareholders to submit questions before the meeting, please refer to the “Information about voting – Submitting questions” section in the circular. NAVIGATION QUESTIONS TO VOTE For - Vote received